FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of February 2006

Commission File Number: 333-110455

CTRIP.COM INTERNATIONAL, LTD.

3F, Building 63-64

No. 421 Hong Cao Road

Shanghai 200233, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F       X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                       No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-      N/A

CTRIP.COM INTERNATIONAL, LTD.

Form 6-K

Page
Signature	3
Exhibit 99.1 – Press Release	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CTRIP.COM INTERNATIONAL, LTD.

By:	/s/ James Jianzhang Liang
Name:	James Jianzhang Liang
Title:	Chairman of the Board

Date: February 23, 2006

Exhibit 99.1

Ctrip Reports Fourth Quarter and Full Year 2005 Unaudited Financial Results

Shanghai, China, February 22, 2006 - Ctrip.com International, Ltd. (Nasdaq: CTRP), a leading consolidator of hotel accommodations and airline tickets in China, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2005.

Highlights for the fourth quarter of 2005:

•	Net revenues were RMB154.8 million (US$19.2 million) in the fourth quarter of 2005, up 57% year-on-year.

•	Operating income was RMB60.6 million (US$7.5 million) in the fourth quarter of 2005, up 84% year-on-year.

•	Net income was RMB62.6 million (US$7.8 million) in the fourth quarter of 2005, up 50% year-on-year. Fully diluted earnings per ADS were RMB3.80 (US$0.47).

•	Gross margin was 81% in the fourth quarter of 2005, compared to 84% in the same period in 2004 largely due to higher cost of service as a result of increased revenue contribution from air ticketing services. Operating margin increased substantially to 39% in the fourth quarter of 2005, compared to 33% in the same period in 2004.

•	Net margin was 40% in the fourth quarter of 2005, compared to 42% in the same period in 2004 as increased operating margin this quarter was offset by higher income tax.

Highlights for the full year 2005:

•	Net revenues were RMB521.2 million (US$64.6 million) in 2005, compared to RMB333.8 million (US$40.3 million) in 2004.

•	Operating income was RMB219.5 million (US$27.2 million) in 2005, compared to RMB135.7 million (US$16.4 million) in 2004.

•	Net income was RMB224.2 million (US$27.8 million) in 2005, compared to RMB133.1 million (US$16.1 million) in 2004. The diluted earnings per ADS for 2005 were RMB13.82 (US$1.72).

•	Gross margin was 83% in 2005, compared to 85% in 2004. Operating margin further increased to 42% in 2005 from 41% in 2004.

•	Net margin was 43% in 2005, up from 40% in 2004.

“We are very pleased with our record results for the fourth quarter of 2005, achieving a 57% year-on-year net revenue growth. We saw healthy growth across all of our service sectors, reflecting the continued momentum of our business.” Said James Liang, Chairman. Min Fan, Ctrip’s CEO commented, “In 2006, we will continue to strengthen the Ctrip brand, build on our core competence in technologies, processes and service, further leverage our scale to maximize customer satisfaction and loyalty, and extend customer reach.”

Fourth Quarter and Full Year 2005 Financial Results

For the fourth quarter of 2005, Ctrip reported net revenues of RMB154.8 million (US$19.2 million), representing a 57% increase from the same period in 2004 and a 10% increase from the third quarter of 2005.

For the full year ended December 31, 2005, net revenues were RMB521.2 million (US$64.6 million), representing a 56% increase from 2004.

Hotel reservation revenues totaled RMB103.9 million (US$12.9 million) in the fourth quarter of 2005, representing a 33% increase from the same period in 2004 and an 8% increase from the third quarter of 2005. The total number of hotel room nights booked was approximately 1.52 million for the fourth quarter of 2005, compared to approximately 1.19 room nights for the same period in 2004 and approximately 1.44 million room nights in the third quarter of 2005.

For the full year ended December 31, 2005, hotel reservation revenues were RMB362.9 million (US$45.0 million), a 31% increase from 2004. The hotel reservation revenues accounted for 65% of the total revenues in 2005, compared to 78% in 2004. The total number of hotel room nights booked was approximately 5.5 million in 2005, compared to approximately 4.2 million room nights booked in 2004.

Air ticket booking revenues for the fourth quarter of 2005 were RMB51.3 million (US$6.4 million), representing a 136% increase from the same period in 2004 and an 11% increase from the previous quarter of 2005. The total number of air tickets sold in the fourth quarter of 2005 was approximately 1.17 million, compared to approximately 540,000 air tickets sold in the same period in 2004 and approximately 1.02 million air tickets sold in the third quarter of 2005.

For the full year ended December 31, 2005, air ticket booking revenues were RMB162.6 million (US$20.2 million), a 158% increase from 2004. The air ticket booking revenues accounted for 29% of the total revenues in 2005, compared to 18% in 2004. The total number of air tickets sold was approximately 3.7 million in 2005, compared to approximately 1.7 million air tickets sold in 2004.

Packaged tour revenues for the fourth quarter of 2005 were RMB7.0 million (US$0.9 million), up 106% from the same period in 2004 and up 7% from the previous quarter of 2005.

For the full year ended December 31, 2005, packaged tour revenues were RMB22.8 million (US$2.8 million), a 117% increase from 2004. Packaged tour revenues increased slightly to 4% of the total revenues in 2005.

Gross margin was 81% in the fourth quarter of 2005, compared to 84% for the same period in 2004 as a result of increased revenue contribution from the air ticketing business which generally contributes a lower margin compared to hotel reservation business. Gross margin decreased from 83% in the third quarter of 2005, largely due to higher cost of services associated with year-end discretionary bonuses determined in the fourth quarter of 2005. For the full year, the gross margin also declined to 83% in 2005 from 85% in 2004 as a result of increased revenue contribution from the air ticketing business.

Operating expenses for the fourth quarter of 2005 were RMB64.3 million (US$8.0 million), an increase of 28% from the same period in 2004. The operating expenses increased by 19% from the previous quarter in 2005, partly due to the year-end discretionary bonuses determined in the fourth quarter of 2005.

For the full year ended December 31, 2005, operating expenses were RMB213.1 million (US$26.4 million), a 42% increase from 2004.

Operating income for the fourth quarter of 2005 was RMB60.6 million (US$7.5 million), an increase of 84% from the same period in 2004. It decreased by 3% from the third quarter of 2005.

For the full year ended December 31, 2005, operating income was RMB219.5 million (US$27.2 million), a 62% increase from RMB135.7 million in 2004.

Operating margin increased substantially to 39% in the fourth quarter of 2005, compared to 33% in the same period in 2004. Operating margin decreased from 44% in the third quarter of 2005, largely due to higher expenses associated with year-end discretionary bonuses as determined in the fourth quarter. For the full year, operating margin was 42% in 2005, up from 41% in 2004.

Net income for the fourth quarter was RMB 62.6million (US$7.8 million), representing an increase of 50% from the same period in 2004. Net income in the fourth quarter decreased by 5% from the previous quarter of 2005. For the fourth quarter, the diluted earnings per ADS were RMB3.80 (US$0.47) and per ordinary share were RMB1.90 (US$0.24), respectively.

For the full year ended December 31, 2005, net income was RMB224.2 million (US$27.8 million), representing a 68% increase from 2004. For the full year, the diluted earnings per ADS were RMB13.82 (US$1.72) and per ordinary share were RMB6.91 (US$0.86), respectively.

Net margin was 40% in the fourth quarter of 2005, compared to 42% in the same period in 2004. The lower operating margin in the fourth quarter of 2004 was offset by the tax refund received during the quarter in conjunction with the preferential tax treatment granted to Ctrip Travel Information Technology (Shanghai) Co., Ltd (Ctrip Travel Information), one of Ctrip’s wholly-owned subsidiaries.

Net margin decreased from 47% to 40% against the previous quarter of 2005, as a result of the lower operating income and other income. Net margin was 43% for the full year 2005, up from 40% in 2004.

Cash balance increased to RMB 741.7 million (US$ 91.9 million) at the end of the fourth quarter of 2005 from RMB615.9 million (US$74.4 million) at the end of fourth quarter of 2004. Cash represented more than 70% of the total assets as of 2005 year end.

Cash flow from operating activities was RMB87.8 million (US$10.9 million) in the fourth quarter of 2005, compared to RMB57.5 million (US$7.0 million) for the same period in 2004, and RMB75.4 million (US$9.3 million) in the previous quarter of 2005.

For the full year ended December 31, 2005, cash flow from operating activities was RMB231.4 million (US$28.7 million), compared to RMB161.5 million (US$19.5 million in 2004. As of December 31, 2005, the cash balance was RMB741.7 million (US$91.9 million), compared to RMB615.9 million (US$74.4 million) as of December 31, 2004.

Business Outlook

For the first quarter of 2006, the company expects solid year-on-year revenue growth of 35%. As the first quarter of each year is generally the weakest quarter due to the seasonality factor associated with the travel business, the company expects revenues in the first quarter of 2006 to decrease from the fourth quarter of 2005.

For the full year 2006, the company expects to continue to thrive in a healthy travel industry in China at an approximately 35% year-on-year revenue growth rate. The company expects operating margin to remain comparable to 2005 before share-based compensation expense.

Effective January 1, 2006, the company will account for share-based compensation in accordance with FAS No. 123R. The company estimates the total share-based compensation expenses in 2006 to be approximately US$8-9 million.

Conference Call

Ctrip’s management team will host a conference call at 9:00PM Eastern Time on February 22, 2006 (or 10:00AM on February 23, 2006 in the Shanghai/HK time zone) following the announcement.

The conference call will be available on Webcast live and replay at: http://english.ctrip.com/Public/IR.asp?ID=37. The call will be archived for 12 months at this website.

The dial-in details for the Live conference call: U.S. Toll Free Number +1-800-901-5247, International dial-in number +1-617-786-4501; Passcode 73836284.

A telephone replay of the call will be available after the conclusion of the conference call through March 2, 2006. The dial-in details for the replay: U.S. Toll Free Number +1-888-286-8010, International dial-in number +1-617-801-6888; Passcode 99026769.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the Business Outlook section and quotations from management in this press release, as well as Ctrip’s strategic and operational plans, contain forward-looking statements. Ctrip may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Ctrip’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, Ctrip’s limited operating history, declines or disruptions in the travel industry, the recurrence of SARS or emergence of other contagious diseases such as avian flu, Ctrip’s reliance on the relationships with hotel suppliers and airline ticket suppliers, fluctuations in quarterly operating results, failure of competing against new and exist competitors, and other risks outlined in Ctrip’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F, and its registration statements on Form F-1 and F-2, as amended. Ctrip does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Ctrip.com International, Ltd.

Ctrip.com International, Ltd. is a leading consolidator of hotel accommodations and airline tickets in China. Ctrip aggregates information on hotels and flights and enable customers to make informed and cost-effective hotel and flight bookings. Ctrip targets primarily business and leisure travelers in China who do not travel in group. These travelers form a traditionally under-served yet fast-growing segment of the China travel industry. Since its inception in 1999, Ctrip has experienced substantial growth and become one of the best-known travel brands in China. Ctrip became a publicly traded company in December of 2003. Ctrip’s American Depositary Shares, or ADSs, each of which represents two ordinary shares of Ctrip, are currently traded on the Nasdaq Global Market under the ticker “CTRP”.

For further information:

Yin Yin

Ctrip.com International, Ltd.

+852-2169-0915

Email: yinyin@ctrip.com

Ctrip.com International, Ltd.

Consolidated Balance Sheets

	December 31, 2004 RMB	December 31, 2005 RMB	December 31, 2005 USD
	(audited)	(unaudited)	(unaudited) (Note 1)
ASSETS
Current assets:
Cash	615,875,363	741,661,898	91,901,303
Accounts receivable	35,418,477	63,440,215	7,861,046
Due from related parties	59,252	602,043	74,601
Prepayments and other current assets	18,503,778	43,475,298	5,387,140
Deferred tax assets, current	1,009,403	2,135,171	264,575

Total current assets	670,866,273	851,314,625	105,488,665

Long-term loans to related parties	500,000	—	—
Long-term prepayment	—	66,430,515	8,231,582
Long-term deposits	26,715,547	54,284,801	6,726,574
Property, equipment and software	31,897,651	49,352,243	6,115,369
Goodwill	9,515,849	9,515,849	1,179,134
Other intangible assets	1,222,353	5,003,050	619,941

Total assets	740,717,673	1,035,901,083	128,361,265

LIABILITIES
Current liabilities:
Accounts payable	30,150,303	72,353,392	8,965,502
Due to a related party	3,378,980	2,329,155	288,612
Salary and welfare payable	14,110,730	21,343,901	2,644,780
Taxes payable	23,421,257	16,050,032	1,988,802
Advances from customers	6,526,639	28,172,743	3,490,959
Provisions for customer reward program	10,462,103	19,776,193	2,450,521
Dividend payable	39,937,887	67,273,747	8,336,069
Deferred revenue	—	160,000	19,826
Other payables and accruals	10,755,790	42,854,910	5,310,266

Total current liabilities	138,743,689	270,314,073	33,495,337

Minority interests	602,616	871,406	107,978
Commitments and contingencies	—	—	—

SHAREHOLDERS’ EQUITY
Share capital	2,613,542	2,652,142	328,634
Additional paid-in capital	511,367,287	524,928,856	65,045,334
Statutory reserves	19,256,862	41,769,481	5,175,768
Deferred share-based compensation	(2,258,908)	(465,255)	(57,651)
Cumulative translation adjustments	1,382,060	(7,639,603)	(946,643)
Retained Earnings	69,010,525	203,469,983	25,212,508

Total shareholders’ equity	601,371,368	764,715,604	94,757,950

Total liabilities and shareholders’ equity	740,717,673	1,035,901,083	128,361,265

Note 1: The conversion of Renminbi (RMB) into U.S. dollars (USD) is based on the noon buying rate of USD1.00=RMB8.0702 on December 31, 2005 in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York.

Ctrip.com International, Ltd.

Consolidated Statements of Operations

	Quarter Ended December 31, 2004 RMB	Quarter Ended September 30, 2005 RMB	Quarter Ended December 31, 2005 RMB	Quarter Ended December 31, 2005 USD
	(unaudited)	(unaudited)	(unaudited)	(unaudited) (Note 1)
Revenues:
Hotel reservation	78,137,963	96,166,979	103,857,521	12,869,262
Air-ticketing	21,741,209	46,005,215	51,287,277	6,355,143
Packaged tour	3,410,665	6,537,353	7,020,369	869,913
Others	1,400,336	1,610,462	3,009,992	372,976

Total revenues	104,690,173	150,320,009	165,175,159	20,467,294

Less: business tax and related surcharges	(6,190,017)	(9,788,304)	(10,415,278)	(1,290,585)

Net revenues	98,500,156	140,531,705	154,759,881	19,176,709

Cost of services	(15,467,054)	(24,009,346)	(29,902,012)	(3,705,238)

Gross profit	83,033,102	116,522,359	124,857,869	15,471,471

Operating expenses:
Product development	(13,005,322)	(13,907,270)	(17,489,810)	(2,167,209)
Sales and marketing	(23,053,971)	(29,505,008)	(33,362,498)	(4,134,036)
General and administrative	(13,578,764)	(10,233,743)	(12,518,145)	(1,551,157)
Share-based compensation	(299,546)	(367,138)	(561,668)	(69,598)
Amortization of other intangible assets	(123,225)	(123,225)	(349,628)	(43,323)

Total operating expenses	(50,060,828)	(54,136,384)	(64,281,749)	(7,965,323)

Income from operations	32,972,274	62,385,975	60,576,120	7,506,148

Interest income	2,206,163	3,022,705	3,844,993	476,443
Other income (expense)	1,187,929	10,345,918	6,030,156	747,213

Income before income tax expense and minority interest	36,366,366	75,754,598	70,451,269	8,729,804

Income tax expense	5,263,622	(10,077,248)	(7,906,753)	(979,747)
Minority interests	(13,047)	(145,698)	21,149	2,621

Net income	41,616,941	65,531,652	62,565,665	7,752,678

Earnings per ordinary share
- Basic	1.33	2.06	1.96	0.24
- Diluted	1.30	2.00	1.90	0.24

Earnings per ADS
- Basic	2.67	4.12	3.92	0.49
- Diluted	2.60	4.00	3.80	0.47

Weighted average ordinary shares outstanding
- Basic	31,190,543	31,809,693	31,927,369	31,927,369
- Diluted	32,065,061	32,772,502	32,929,229	32,929,229

Note 1: The conversion of Renminbi (RMB) into U.S. dollars (USD) is based on the noon buying rate of USD1.00=RMB8.0702 on December 31, 2005 in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York.

Ctrip.com International, Ltd.

Consolidated Statements of Operations

	2004 RMB	2005 RMB	2005 USD
	(audited)	(unaudited)	(unaudited) (Note 1)
Revenues:
Hotel reservation	276,042,944	362,856,812	44,962,555
Air-ticketing	63,005,651	162,645,049	20,153,782
Packaged tour	10,479,780	22,755,626	2,819,710
Others	4,500,698	7,957,187	985,996

Total revenues	354,029,073	556,214,674	68,922,043

Less: business tax and related surcharges	(20,208,996)	(34,989,970)	(4,335,700)

Net revenues	333,820,077	521,224,704	64,586,343

Cost of services	(48,475,283)	(88,627,315)	(10,982,047)

Gross profit	285,344,794	432,597,389	53,604,296

Operating expenses:
Product development	(37,959,208)	(57,209,840)	(7,089,024)
Sales and marketing	(72,863,325)	(112,273,503)	(13,912,109)
General and administrative	(36,401,461)	(41,115,583)	(5,094,742)
Share-based compensation	(1,958,022)	(1,776,852)	(220,174)
Amortization of other intangible assets	(492,900)	(719,303)	(89,131)

Total operating expenses	(149,674,916)	(213,095,081)	(26,405,180)

Income from operations	135,669,878	219,502,308	27,199,116

Interest income	5,542,520	12,660,661	1,568,816
Other income (expense)	4,469,974	22,929,045	2,841,200

Income before income tax expense and minority interest	145,682,372	255,092,014	31,609,132

Income tax expense	(12,517,121)	(30,577,400)	(3,788,927)
Minority interests	(38,961)	(268,790)	(33,307)

Net income	133,126,290	224,245,824	27,786,898

Earnings per ordinary share
- Basic	4.33	7.06	0.87
- Diluted	4.23	6.91	0.86

Earnings per ADS
- Basic	8.66	14.12	1.74
- Diluted	8.46	13.82	1.72

Weighted average ordinary shares outstanding
- Basic	30,712,466	31,762,419	31,762,419
- Diluted	31,504,702	32,441,131	32,441,131

Note 1: The conversion of Renminbi (RMB) into U.S. dollars (USD) is based on the noon buying rate of USD1.00=RMB8.0702 on December 31, 2005 in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York.